UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance, Inc. Master 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance, Inc.

735 N. 19th Avenue

Phoenix, Arizona 85009

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Reliance, Inc. Master 401(k) Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Reliance, Inc. Master 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Bellevue, Washington

June 16, 2026

RELIANCE, INC. MASTER 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2025	2024
Assets
Investments, at fair value	$1,815,672,113	$1,624,267,378

Receivables:
Notes receivable from participants	33,644,234	30,616,293
Other receivables	49,562	70,320
Total receivables	33,693,796	30,686,613

Total assets	1,849,365,909	1,654,953,991

Liabilities
Due to trustee, net	77,719	20,555
Other payables	38,353	2,673
Total liabilities	116,072	23,228

Net assets available for benefits	$1,849,249,837	$1,654,930,763

See accompanying notes to financial statements.

RELIANCE, INC. MASTER 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2025
Additions
Income:
Net appreciation in fair value of investments	$237,846,383
Interest and dividends	16,747,877
Interest on notes receivable from participants	2,628,352
Total investment income	257,222,612

Contributions:
Participant	78,560,264
Employer, net of forfeitures	35,028,667
Rollover	6,435,620
Total contributions, net	120,024,551

Revenue sharing program credits	30,290

Total additions	377,277,453

Deductions
Benefits paid	219,305,665
Administrative expenses	394,333
Total deductions	219,699,998

Net increase	157,577,455

Transfers from other plans	36,741,619

Net increase in net assets available for benefits	194,319,074

Net assets available for benefits, beginning of year	1,654,930,763

Net assets available for benefits, end of year	$1,849,249,837

See accompanying notes to financial statements.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

1.	DESCRIPTION OF THE PLAN

The following description of the Reliance, Inc. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides benefits to eligible employees of Reliance, Inc. and certain subsidiaries (collectively the “Company”). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 and subsequent amendments (“ERISA”). The Plan is sponsored by Reliance, Inc. (“Reliance”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is established for employees of the Participating Employers of the Company who are not covered by a collective bargaining agreement providing for participation in another retirement plan. The Plan is administered by the Reliance, Inc. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

Transfers from Other Plans

Effective January 1, 2025, the following retirement plans were merged into the Plan and the related net assets were transferred to the Plan. Participant balances transferred into the plan and employees of the applicable subsidiaries became eligible to participate in the Plan and were credited with prior service for vesting.

Year Ended December 31,	2025
American Alloy Steel 401(k) Plan (EIN: 74-1688398)	$23,505,710
Cooksey Iron & Metal Co., Inc. 401(k) Profit Sharing Plan (EIN: 58-6017120)	8,188,709
Southern Steel Supply 401(k) Plan (EIN: 62-0645144)	5,047,200
$36,741,619

Participation

Eligible employees may participate in the Plan upon completion of 30 days of employment. Eligible employees are automatically enrolled into the Plan 90 days following hire date with an initial deferral contribution of 3% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage for those participants automatically enrolled into the Plan increases annually by 1% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, subject to federal limits. Participants aged 60 through 63 are eligible for “super catch-up” contributions. Additionally, participants attaining the age of 50 by the end of a Plan year can make additional “catch-up” contributions. Participating employers make matching contributions per payroll cycle and all employer contributions are discretionary, as determined by the Company.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document. The Plan includes certain automatic distribution provisions for participants with small account balances.

Forfeitures

For the year ended December 31, 2025, forfeited employer contributions totaled $2,170,563. Forfeitures used to reduce the Company’s contributions during 2025 were $2,166,782. As of December 31, 2025 and 2024, the Plan held $285,444 and $256,433, respectively, of forfeited nonvested account balances that will be used to reduce future Company contributions.

Notes Receivable from Participants

Participants generally may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities exceed ten years. As of December 31, 2025, notes receivable from participants had interest rates that ranged from 3.25% to 10.50% and maturities through August 2040. Interest earned is recorded on an accrual basis in “Interest on notes receivable from participants” in the accompanying statement of changes in net assets available for benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document and included in “Benefits paid” in the accompanying statement of changes in net assets available for benefits.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

Administrative Expenses

Participant loan initiation and maintenance fees, as well as certain other transaction-based fees, are charged directly to the accounts of applicable participants.

Recordkeeping fees and certain other administrative expenses are paid by the Company to the extent they are not offset by amounts in a suspense account that receives float income from Fidelity. Any unapplied balance in the suspense account is carried forward and used to reduce plan expenses paid by the Company.

For the year ended December 31, 2025, $187,150 of float income from Fidelity is included in “Interest and dividends” in the statement of changes in net assets. Total administrative expenses of $394,333 included $110,000 applied from the suspense account.

Audit and legal expenses relating to the Plan are not reflected in the accompanying financial statements, as they are paid by the Company.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program which are reflected in “Revenue sharing program credits” in the statement of changes in net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments are reported at fair value.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (mutual funds), commingled funds, a common collective trust, a unitized Reliance common stock fund and participant-directed brokerage accounts through Fidelity BrokerageLink®. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock held. The investments in commingled funds and a common collective trust are stated at net asset value (“NAV”) of the shares held by the Plan as a practical expedient to estimate fair value. The investments offered through Fidelity BrokerageLink® include interest-bearing cash, common stocks, mutual funds and exchange traded funds, which are stated at fair value based on quoted market prices in active markets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Included in interest income are earnings the Plan receives from overnight investment of amounts awaiting trade settlement or clearing of disbursements. Such amounts are deposited in a suspense account which are used to pay recordkeeping fees and other Plan expenses. See Note 1— “Administrative Expenses” for further details of interest income received from Fidelity.

The Plan holds shares in commingled pools, managed by Fidelity and other sponsors. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value and there are generally no restrictions on a participant’s ability to redeem at the fund’s NAV.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

The Plan has an investment in the Fidelity Managed Income Portfolio II Class 2 (“MIP”), a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value.

Generally, there are no restrictions on a participant’s ability to redeem their investment in the commingled pools and common collective trust at the investment’s NAV. However, withdrawals prompted by certain events (e.g., the termination of the commingled pools or MIP and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV. There are no unfunded commitments with respect to these investments.

Cash and cash equivalents include interest-bearing cash and a money market fund.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) in fair value of investments is presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Benefit Payments

Benefits to participants and beneficiaries are recorded when paid.

Subsequent Events

Plan management evaluates subsequent events through the date the financial statements are issued.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

3.	RELIANCE, INC. STOCK FUND

Participants may invest in certain investments offered by the Trustee, including a unitized Reliance common stock fund that consists principally of Reliance, Inc. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2025 and 2024, the Plan held approximately 867,630 and 924,758 units of the Reliance, Inc. Stock Fund with fair values of $182,897,445 and $181,839,940, respectively.

The assets and liabilities of the Reliance, Inc. Stock Fund were as follows:

December 31,	2025	2024
Reliance, Inc. common stock (608,179 shares as of December 31, 2025 and 648,334 shares as of December 31, 2024)	$175,684,668	$174,570,413
Interest-bearing cash	7,215,987	7,201,880
Other receivables	35,143	70,320
Other payables	(38,353)	(2,673)
	$182,897,445	$181,839,940

Risks and uncertainties regarding an investment in Reliance common stock can be found in “Item 1A. Risk Factors” of Reliance, Inc. Annual Report on Form 10-K for the year ended December 31, 2025 and in other documents Reliance files or furnishes with the United States Securities and Exchange Commission.

4.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements). All investments measured within the fair value hierarchy are classified as Level 1. The Plan does not hold Level 2 or Level 3 investments.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024:

December 31, 2025	Level 1	Total
Cash and cash equivalents	$71,423,123	$71,423,123
Mutual funds	204,750,352	204,750,352
Reliance, Inc. common stock	175,684,668	175,684,668
Self-directed brokerage accounts	17,198,004	17,198,004
Total assets in the fair value hierarchy	469,056,147	469,056,147
Commingled funds measured at NAV		1,322,012,995
Common collective trust measured at NAV		24,602,971
Total investments at fair value	$469,056,147	$1,815,672,113

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

December 31, 2024	Level 1	Total
Cash and cash equivalents	$74,205,456	$74,205,456
Mutual funds	204,803,986	204,803,986
Reliance, Inc. common stock	174,570,413	174,570,413
Self-directed brokerage accounts	12,149,292	12,149,292
Total assets in the fair value hierarchy	465,729,147	465,729,147
Commingled funds measured at NAV		1,128,780,183
Common collective trust measured at NAV		29,758,048
Total investments at fair value	$465,729,147	$1,624,267,378

Investments in mutual funds, common stock and self-directed brokerage accounts are measured at fair value based on quoted market prices of the underlying investments in active markets. Cash and cash equivalents include a money market fund that is measured at fair value based on a quoted market price in an active market and interest-bearing cash with a carrying amount that approximates fair value. Investments in commingled funds and a common collective trust are measured at fair value using NAV as a practical expedient. The fair value of these assets is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the total investments at fair value.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments include shares in mutual funds, commingled funds and an interest in a common collective trust that are managed by the Trustee. The Plan also invests in shares of Reliance, Inc. common stock through the unitized Reliance common stock fund. The unitized Reliance common stock fund received $3,031,535 of dividends from Reliance, Inc. in 2025. These transactions, along with investment and fee-related transactions, participant loans, and the Plan’s participation in Fidelity’s revenue sharing program qualify as exempt party-in-interest transactions.

6.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated June 13, 2019 confirming the tax qualification status of the Plan. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the Internal Revenue Code and therefore is tax qualified.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. Plan management has concluded that, as of December 31, 2025 and 2024, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested with respect to Company contributions.

RELIANCE, INC. MASTER 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2025 and 2024

8.	NONEXEMPT TRANSACTIONS

Certain participant contributions and loan repayments for the year ended December 31, 2025 were not remitted to the Plan within the timeframe specified by the Department of Labor Regulation 29 CFR §2510.3-102 and, accordingly, constitute nonexempt transactions between the Plan and the Company.

Total delinquent contributions for 2025 amounted to $2,606, of which $56 were corrected during 2025 and $2,550 were corrected subsequent to year end.

Certain delinquent participant contributions identified in the 2024 plan year were corrected during 2025.

As of the Form 5500 filing date, all such amounts have been corrected. The Company remitted applicable lost earnings to the affected participants.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets and changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2025	2024
Net assets available for benefits as reported on the Form 5500	$1,848,568,908	$1,653,223,283
Adjustment from fair market value per Trustee to NAV for the MIP	680,929	1,707,480
Net assets available for benefits	$1,849,249,837	$1,654,930,763

Year Ended December 31,	2025
Net income as reported on the Form 5500	$158,604,006
Investments:
Adjustment from fair market value per Trustee to NAV for the MIP
Beginning of year	(1,707,480)
End of year	680,929
Net increase before transfers	$157,577,455

10.	SUBSEQUENT EVENT

On January 1, 2026, non-union participants of the Mid-West Materials, Inc. Employees 401(k) Profit Sharing Plan and Trust (EIN:34-0793643) with net assets of approximately $2.3 million (unaudited) merged into the Plan. Participant balances transferred into the Plan and eligible employees of Mid-West Materials, Inc. not covered by a collective bargaining agreement became eligible to participate in the Plan and were credited with prior service for vesting.

RELIANCE, INC. MASTER 401(K) PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2025

Employer Identification Number: 95-1142616

Plan Number: 003

		Total that Constitute Nonexempt Prohibited Transactions
					Total Fully
	Participant Contributions Transferred			Contributions	Corrected
	Late to the Plan	Contributions	Contributions	Pending	Under
	Check Here if Late Participant Loan	Not	Corrected	Correction in	VFCP and PTE
Year	Repayments are Included ☒	Corrected	Outside VFCP	VFCP	2002-51
2025	$2,606	$2,550	$56	—	—
2024	$1,112	—	$1,112	—	—

RELIANCE, INC. MASTER 401(K) PLAN SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2025 Employer Identification Number: 95-1142616
Plan Number: 003

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual funds:
	Hartford Small Company HLS Fund Class IA	3,652,366 shares	a	$72,828,183
	MFS Value Fund Class R6	1,128,261 shares	a	56,311,507
	PIMCO Total Return Institutional Class	3,986,407 shares	a	35,319,567
	Victory Sycamore Small Company Opportunity	469,268 shares	a	21,323,516
*	Fidelity® U.S. Bond Index Fund	779,743 shares	a	8,234,084
	BlackRock High Yield Bond Portfolio Institutional Shares	801,046 shares	a	5,783,552
*	Fidelity® Inflation-Protected Bond Index Fund	272,876 shares	a	2,488,631
	DFA Global Real Estate Securities Portfolio	164,180 shares	a	1,718,964
	Vanguard Total International Bond Index Fund	38,344 shares	a	742,348
		Total mutual funds:		204,750,352
	Commingled funds:
*	Spartan 500 Index Pool Class E	562,048 shares	a	182,693,731
*	Fidelity Freedom® Blend 2030 Commingled Pool Class S	5,772,778 shares	a	175,146,086
	Commingled Pension Trust Fund (Large Cap Growth) of JPMorgan Chase Bank, N.A.	1,234,470 shares	a	156,493,790
*	Fidelity Freedom® Blend 2035 Commingled Pool Class S	4,053,092 shares	a	139,588,483
*	Fidelity Freedom® Blend 2040 Commingled Pool Class S	3,435,341 shares	a	126,970,195
*	Fidelity Freedom® Blend 2025 Commingled Pool Class S	3,619,435 shares	a	104,131,147
*	Fidelity Freedom® Blend 2045 Commingled Pool Class S	2,707,363 shares	a	102,988,080
*	Fidelity Freedom® Blend 2050 Commingled Pool Class S	2,370,482 shares	a	88,869,381
*	Fidelity® Diversified International Commingled Pool Class A	2,277,054 shares	a	54,649,302
*	Fidelity Freedom® Blend 2055 Commingled Pool Class S	1,280,261 shares	a	51,492,104
*	Fidelity Freedom® Blend 2020 Commingled Pool Class S	1,685,823 shares	a	44,168,568
*	Fidelity Freedom® Blend 2060 Commingled Pool Class S	1,055,439 shares	a	28,454,622
*	Fidelity Freedom® Blend 2065 Commingled Pool Class S	776,838 shares	a	15,925,178
*	Spartan Total International Index Pool Class E	97,851 shares	a	14,019,113
*	Spartan Extended Market Index Pool Class E	66,205 shares	a	12,606,002
*	Fidelity Freedom® Blend 2015 Commingled Pool Class S	469,467 shares	a	11,811,789
*	Fidelity Freedom Blend Retirement Fund Class S	320,648 shares	a	5,964,046
*	Fidelity Freedom® Blend 2010 Commingled Pool Class S	242,495 shares	a	5,657,407
*	Fidelity Freedom® Blend 2070 Commingled Pool Class S	31,041 shares	a	383,971
		Total commingled funds:		$1,322,012,995

RELIANCE, INC. MASTER 401(K) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2025

Employer Identification Number: 95-1142616

Plan Number: 003

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Cash and cash equivalents:
	Gabelli Funds	Gabelli US Treasury Money Market Fund	a	$64,207,136
*	Fidelity Investments	Interest-bearing cash	a	7,215,987
		Total cash and cash equivalents:		71,423,123
	Common stock:
*	Reliance, Inc.	608,179 shares	a	175,684,668
	Self-directed brokerage accounts:
*	Fidelity Investments	Fidelity BrokerageLink®	a	17,198,004
	Common collective trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio II Class 2	a	23,922,042
	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 3.25% to
		10.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	August 2040	—	33,644,234
		Total:		$1,848,635,418

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance, Inc. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE, INC. MASTER 401(K) PLAN

/s/ Arthur Ajemyan
Arthur Ajemyan
Member of the Reliance, Inc. Benefits Committee

June 16, 2026

EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP.
101

The following financial information from Reliance, Inc. Master 401(k) Plan’s Annual Report on Form 11-K for the fiscal year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Net Assets Available for Benefits, (ii) the Statement of Changes in Net Assets Available for Benefits, and (iii) related notes to these financial statements.

104	Cover page interactive data file formatted as Inline XBRL (included in Exhibit 101).